SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDER’ MEETING

HELD ON APRIL 23, 2019

1.        Date, time and place: On April 23, 2019, at 9:00 am, at the registered office of GAFISA S.A. (“Company”), in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2.        Call: Call notice published in (i) “O Estado de São Paulo” on April 16, 2019, page B3, of the Economics Section, on April 17, 2019, page B9 of the Economics Section and on April 18, 2019, page B5 of the Economics Section, and (ii) “Diário Oficial do Estado de São Paulo” on April 16, 2019, page 63 of the Business Section, on April 17, 2019, page 99 of the Business Section and on April 18, 2019, page 175 of the Business Section.

3.      Attendance: Shareholders representing more than 39% of the voting capital stock of the Company, already considering all the remote voting form sent directly to the Company or through the systems of B3 - Brasil, Bolsa, Balcão (“B3”) and bookkeeping agent. Attending, also, for the purposes of the provisions of art. 134, paragraph 1st of Law 6,404/76, Mr. Roberto Luz Portella. Mr. Leo Julian Simpson due to their absence appointed Mr. Roberto Luz Portella to take the Chair, who invited Mr. Pedro Gonzalez Tinoco to act as Secretary.

4.        Presiding Board: Mr. Roberto Luz Portella, Chairman of the Meeting; and Mr. Pedro Gonzalez Tinoco, Secretary.

5.        Agenda: (i) To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares.

6.        Resolutions: the following resolution were adopted with the abstention and contrary votes recorded in each case, and these minutes were authorized to be drawn up in summary form and their publication with the omission of the signatures of the shareholders, as provided for in art. 130, §§ 1 and 2 of Law 6,404 / 76:

(a)           To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares: Approve, by majority vote, having been counted 11,996,207 votes in favor, 14,046 votes against and 1,390 abstention.

As a result, the main section of Article 6 of the Company’s Bylaws, shall take effect with the following wording:

“Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 120,000,000 common shares.”

7.      Closing: There being no further matters to be discussed, the meeting was closed and these minutes were drawn up in summary form, which, after being read and found to be in order, was signed by those present at the close of the Meeting. São Paulo, April 23, 2019. Presiding Board: Roberto Luz Portella, President and Pedro Gonzalez Tinoco, Secretary. Attending Shareholders: As per attendance list attached to these minutes.

São Paulo, April 23, 2019

Presiding Board:

Roberto Luz Portella                                                               Pedro Gonzalez Tinoco

Chairman                                                                   Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 23, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer